Exhibit 99.2

Inventiva Reports Unaudited 2026 First-Half Financial Results and Provides Corporate Update

●	Cash and cash equivalents at €166.1 million and €67.8 million in short-term deposits[1] as of June 30, 2026
●	Cash runway guidance remains unchanged from July 30, 2026[2]
●	Topline results of the Phase 3 NATiV3 clinical trial are expected in the fourth quarter of 2026
●	Key highlights from the first half of 2026 and recent Company updates
●	Management to host webcast today at 8:00 AM ET to discuss first-half 2026 financial results

Daix (France), New York (New York, United States), September 28, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of an oral therapy for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today reported its financial information for the first half of 2026, ended June 30, 2026, including its cash position, cash flows and revenues, and provided a corporate update.

Key Financial Results for the First Half of 2026

	Six Months Ended
(in thousands of euros)	June 30, 2026	June 30, 2025
Revenues	20	4,454
Other income	1,286	1,156
Research and development expenses	(46,238)	(44,890)
Marketing – business development expenses	(2,589)	(746)
General and administrative expenses	(22,247)	(14,713)
Other operating income (expenses)	(619)	(8,202)
Net Operating Loss	(70,388)	(62,940)
Net Financial Income (Loss)	907	(113,224)
Share of net loss- Equity method and dilution gain	117	(220)
Income tax	(104)	503
Net Loss for the Period	(69,467)	(175,882)
Basic/diluted loss per share (euros/share)	(0.25)	(1.62)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	273,582,870	108,839,636

1 Short-term deposits were included in the category “other current assets” in the IFRS consolidated statement of financial position and were considered by the Company as liquid and easily available.

2 Cf press release of July 30, 2026.

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There were no revenues recorded for the first half of 2026, compared to €4.5 million generated for the same period in 2025. Revenue recognized in the first half of 2025 was attributable to the 2022 License Agreement with Chia Tai Tianging Pharmaceutical Group Co., Ltd. (as amended and assigned to Chia Tai Tianging (Guangzhou) Co., Ltd).

Other income amounted to €1.3 million for the first half of 2026, stable as compared to €1.2 million for the first half of 2025. Other income mainly consisted of the French research tax credit (“Crédit d’Impôt Recherche”).

R&D expenses for the first half of 2026 amounted to €46.2 million, mainly driven by the clinical development of lanifibranor in MASH, up 3.0% compared to the €44.9 million for the first half of 2025. This increase was in line with operational plan expectations and did not include any preclinical research expenses following the discontinuation of preclinical R&D activities implemented mid-2025.

Marketing and business development expenses amounted to €2.6 million for the first half of 2026, compared to €0.7 million for the same period in 2025, primarily reflecting increased personnel costs and expenses related to preparations for the potential commercial development of lanifibranor, if approved.

General and administrative expenses (G&A) amounted to €22.2 million in the first half of 2026, compared to €14.7 million in the first half of 2025, an increase of €7.5 million. The change was primarily related to €4.7 million of increase in personnel costs, including share-based compensation expenses, consulting fees and other expenses associated with potential commercial development of lanifibranor, if approved.

Net financial income (loss) amounted to €0.9 million in the first half of 2026, compared to (€113.2) million for the same period in 2025. The financial result for the first half of 2026 mainly reflected (i) €16.2 million of non-cash impact from the IFRS fair value accounting of financial instruments entered into in connection with the restructuring of warrants issued to European Investment Bank (“EIB”), the Lenders’ Warrants issued to funds and accounts managed by BlackRock and Claret Capital Partners (together, the “Lenders”) and the embedded convertible option in the first tranche of €35.0 million of senior secured convertible bonds issued under the June 2026 debt financing with the Lenders for up to €130.0 million (the “Debt Financing”), (ii) €4.8 million of income from cash equivalents and foreign exchange gains (net), and (iii) (€20.0) million of interest and related financial expenses, including (€11.2) million resulting from the repayment of the loan with the EIB and (€7.4) million of interest expense related to the royalty certificates issued in 2023 and 2024.

The Company’s net loss stood at (€69.5) million as of June 30, 2026, compared to (€175.9) million as of June 30, 2025.

As of June 30, 2026, the Company’s cash and cash equivalents amounted to €166.1 million and €67.8 million in short-term deposits1, compared to cash and cash equivalents of €99.3 million and €131.6 million in short-term deposits as of December 31, 2025.

Net cash used in operating activities amounted to (€45.4) million for the first half of 2026, compared to (€53.7) million for the same period in 2025. The lower cash consumption mainly reflects the favorable working capital change partially offset by the increase in operating expenses relating to the continued advancement of the NATiV3 Phase 3 clinical trial and preparation of pre-commercial activities.

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Net cash generated from investing activities for the first half of 2026 amounted to €63.8 million, compared to (€24.8) million for the first half of 2025. The increase primarily reflects changes in the Company’s short-term deposits, including in connection with the June 2026 comprehensive refinancing transaction3.

Net cash generated from financing activities for the first half of 2026 amounted to €47.7 million, compared to €104.8 million for the first half of 2025.The net cash generated from financing activities in the first half of 2026 reflects the comprehensive refinancing transaction announced on June 2, 2026, including the offering of 27,272,727 American Depositary Shares (the “Equity Offering”) for €103.0 million and the Tranches A and B of the Debt Financing of €75.0 million, both in gross proceeds. These cash inflows were partially offset by the repayment in full of the existing EIB loans for an aggregate amount of €62.2 million, and the repurchase of all of the warrants issued to EIB in connection with the first tranche of the EIB loans and 700,000 of the warrants issued to EIB in connection with the second tranche of the EIB loans for an aggregate repurchase price of €50.0 million4. The net cash generated from financing activities in the first half of 2025 came from the gross proceeds of €115.6 million (net proceeds of €108.0) of the 2024 Structured Financing5.

Based on the Company’s existing cash and cash equivalents and short-term deposits, together with the net proceeds from the completed Equity Offering, the completed EIB Transactions and the issuance of Tranches A and B under the Debt Financing Transaction6, the Company expects to be able to finance its operations as currently planned until the end of the second quarter of 2027. At the date of this press release, the Company’s current cash and cash equivalents are not sufficient to cover operating needs as currently planned for the next twelve months.

If Tranche C of the Debt Financing Transaction3 is issued for potential gross proceeds of up to €55.0 million and the Tranche 3 warrants previously issued by the Company in the Structured Financing5 for potential gross proceeds of up to €116.0 million are exercised in full, the Company expects to be able to finance its operations as currently planned until the start of the first quarter of 20287.

Over the first half of 2026, the Company recorded a positive foreign exchange effect on cash and cash equivalents of €0.7 million, compared with a negative effect of (€0.7) million for the first half of 2025, primarily due to the changes in the EUR/USD exchange rate.

3 Cf press release of June 2, 2026

4 Cf press releases of June 2, 2026, and June 12, 2026.

5 Cf press release of October 13, 2024.

6 Cf press release of June 2, 2026 (please refer to the description of the financial covenants pertaining to the Debt Financing).

7 These estimates are based on the Company’s current business plan and assume the successful issuance of Tranche C of the Debt Financing, and the exercise in full of the Tranche 3 warrants previously issued by the Company in the Structured Financing for potential proceeds of up to €116.0 million, and exclude any potential milestones payable to or by the Company and any additional expenditures related to the product candidate or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based these estimates on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated. These estimates may be shortened in the event of an increase, in expenditure relating to the development programs beyond the Company’s expectations, or if the development program progresses more quickly than expected.

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Corporate Updates

●	On September 2, 2026, Inventiva announced that the last patient had completed their final 72-week visit in the NATiV3 Phase 3 clinical trial evaluating lanifibranor for the treatment of patients with MASH with moderate and advanced fibrosis[8].
●	NATiV3 enrolled 1,009 adults with biopsy-proven non-cirrhotic MASH and F2/F3 fibrosis, with an additional 410 patients enrolled in an exploratory cohort.
●	Inventiva expects to report topline results from the Phase 3 clinical trial NATiV3 in the fourth quarter of 2026.
●	If the NATiV3 topline results are favorable, the Company anticipates regulatory submission in the first half of 2027 and is preparing for a potential U.S. launch of lanifibranor in 2028, subject to U.S. Food and Drug Administration (“FDA”) approval.
●	Since the start of 2026, Inventiva strengthened its leadership team with the appointment of Axel-Sven Malkomes as Chief Financial Officer, Susan Coles, as Chief Legal Officer, Pamela Herbster as Chief People Officer[9] and Chris Benecchi, as Chief Operating Officer[10].
●	Barbara Krebs-Pohl, Anne Prener, and Camilla Soenderby, were appointed as independent members of the Company’s Board of Directors, effective June 30, 2026, reflecting the additional expertise, international reach, and strategic acumen required to guide the Company through its next phase of development and potential commercialization[11].

First-Half Financial Results Webcast

Inventiva’s management will hold a conference call in English, followed by a Q&A session, on Monday, September 28, 2026, at 8:00 AM (New York), 2:00 PM (Paris) to discuss first-half financial results for 2026. Participants wishing to join the conference call by phone and ask questions must register in advance here. Upon registration, participants will receive dial-in details by email. The live webcast may be accessed on the Events section of the Inventiva website. A replay of the conference call will be available after the event on the Company’s website.

Upcoming Scientific Conference Participation

The American Association for the Study of Liver Diseases (AASLD), Denver, CO, November 5-9, 2026.

Next Financial Results Publication

Revenues and cash and cash equivalents for the third quarter 2026 on Monday November 23, 2026 (before E.U. and U.S. market open).

About Lanifibranor

Lanifibranor, Inventiva’s lead product candidate, is an orally available small molecule that acts to induce antifibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor (“PPAR”) isoforms, which are well-characterized nuclear receptor proteins that regulate gene expression. Lanifibranor is a PPAR agonist that is designed to target all three PPAR isoforms in a moderately potent manner, with a well-balanced activation of PPARα and PPARδ, and a partial activation of PPARγ. While there are other PPAR agonists that target only one or two PPAR isoforms for activation, lanifibranor is the only pan-PPAR agonist in clinical development for the treatment of MASH. Inventiva believes that lanifibranor’s moderate and balanced pan-PPAR binding profile contributes to the favorable tolerability profile that has been observed in clinical trials and preclinical studies to date. The FDA has granted Breakthrough Therapy and Fast Track designation to lanifibranor for the treatment of MASH. Lanifibranor is an investigational medicine and has not been approved for use by any regulatory authority. Its safety and efficacy have not been established.

8 Cf press release of September 2, 2026.

9 Cf press release of April 22, 2026.

10 Cf press release of August 31, 2026.

11 Cf press release of July 8, 2026.

pg. 4

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease. Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Investor Relations

David Nikodem: IR@inventivapharma.com

Media Relations

Lisa Buffington: media@inventivapharma.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “should,” “designed,” “hope,” “target,” “potential,” “opportunity,” “possible,” “aim,” and “continue” or similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. These statements include, but are not limited to, statements concerning the potential therapeutic benefit of lanifibranor, the expected availability and timing of results from NATiV3, the timing of potential regulatory submissions, approvals and commercialization of lanifibranor, Inventiva’s cash resources and expenses and ability to obtain additional financial resources, including assumptions and conditions relating thereto with, and Inventiva’s future activities, expectations, plans, growth and prospects. Although Inventiva’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that such forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Inventiva, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks, contingencies and uncertainties include, among other things, uncertainties inherent in research and development, clinical data and analysis and decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any product candidates, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates; Inventiva’s reliance on licensors, collaborators, contract research organizations, suppliers and other business partners; Inventiva’s ability to achieve milestones; Inventiva’s ability to obtain adequate financing to fund its operations and continue as a going concern, including Inventiva’s ability to enter into potential transactions on the expected timing or at all, Inventiva’s ability to comply with and satisfy the terms and conditions of its financing documents and whether, when and to what extent the securities issued in the Debt Financing and other dilutive instruments, including the Tranche 3 warrants, may be exercised; Inventiva’s ability to execute on its strategy, including with respect to commercialization, marketing and manufacturing; potential negative impacts on Inventiva from changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, and ongoing conflicts, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, and the other risks and uncertainties described in Inventiva’s Universal Registration Document for the year ended on December 31, 2025 filed with the Autorité des Marchés Financiers on April 8, 2026, Inventiva’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 8, 2026 and Inventiva’s Half-Year Report for the fiscal period ended June 30, 2026, filed on Form 6-K on September 28, 2026 including those described under the caption “Risk Factors”, and in future filings with the SEC. All forward-looking statements contained in this press release speak only as of the date on which they were made. Inventiva disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that Inventiva becomes aware of, except as required by law.

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